                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549


                                 SCHEDULE 13G
                                (Rule 13d-102)


            Information Statement Pursuant to Rules 13d-1 and 13d-2
                   Under the Securities Exchange Act of 1934
                              (Amendment No. 1)*


                                  eToys Inc.
--------------------------------------------------------------------------------
                               (Name of Issuer)

                                 Common Stock
--------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                   297862104
                        ------------------------------
                                (CUSIP Number)

                               December 31, 2000
--------------------------------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [_] Rule 13d-1(b)
     [X] Rule 13d-1(c)
     [_] Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

  -------------------------                            ---------------------
   CUSIP No.  297862104               13G               Page 2 of 16 Pages
  -------------------------                            ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1.   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


      Name HFTP Investment L.L.C.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

 2.                                                             (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3.


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4.

      Delaware limited liability company
      U.S.A.
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5.
     NUMBER OF
                          0
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6.   475 shares of Series D Convertible Preferred Stock
                          (convertible into 18,545,333 shares of Common Stock)
                          /1// /2// /3//
     OWNED BY             Warrants to purchase shares of Common Stock
                          (exercisable into 1,254,574 shares of Common
                          Stock)/2//
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7.
    REPORTING
                          0
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8.
                          See Row 6 above.
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9.
      See Row 6 above.
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10.
      /3//                                                          [X]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11.
      Approximately 9.99% as of December 31, 2000./3// (Based on 178,397,368 shares of Common Stock issued and outstanding as of December 31, 2000, plus the shares of Common Stock issuable upon the conversion of the Series D Convertible Preferred Stock and exercise of the Warrants referred to in Row 6 above.)
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12.
      OO
------------------------------------------------------------------------------

/1//The Series D Convertible Preferred Stock also accrues dividends at a rate of 7.0% per annum, payable semiannually for the first year and quarterly thereafter in cash or Common Stock, at the discretion of the Issuer.

/2//See Footnote 1 in Item 4.

/3//Pursuant to the terms of the Series D Convertible Preferred Stock and the Warrants, the Reporting Person cannot be the "beneficial owner" of more than 9.99% of the Common Stock within the meaning of Rule 13d-1 of the Securities Exchange Act of 1934.

  -------------------------                              ---------------------
   CUSIP No.  297862104               13G                 Page 3 of 16 Pages
  -------------------------                              ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1.   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


      Name Promethean Asset Management, L.L.C.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2.                                                             (a) [X]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3.


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4.

      Delaware limited liability company
      U.S.A.
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5.
     NUMBER OF
                          0
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6.   475 shares of Series D Convertible Preferred Stock
                          (convertible into 18,545,333 shares of Common Stock)
                          /1// /2// /3//
     OWNED BY             Warrants to purchase shares of Common Stock
                          (exercisable into 1,254,574 shares of Common
                          Stock)/2//
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7.
    REPORTING
                          0
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8.
                          See Row 6 above.
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9.
      See Row 6 above.
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*/3// 10.
                                                                    [X]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11.
      Approximately 9.99% as of December 31, 2000./3// (Based on 178,397,368 shares of Common Stock issued and outstanding as of December 31, 2000, plus the shares of Common Stock issuable upon the conversion of the Series D Convertible Preferred Stock and exercise of the Warrants referred to in Row 6 above.)
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12.
      OO; HC
------------------------------------------------------------------------------


/1//The Series D Convertible Preferred Stock also accrues dividends at a rate of 7.0% per annum, payable semiannually for the first year and quarterly thereafter in cash or Common Stock, at the discretion of the Issuer.

/2//See Footnote 1 in Item 4.

/3//Pursuant to the terms of the Series D Convertible Preferred Stock and the Warrants, the Reporting Person cannot be the "beneficial owner" of more than 9.99% of the Common Stock within the meaning of Rule 13d-1 of the Securities Exchange Act of 1934.

  -------------------------                              ---------------------
   CUSIP No.  297862104               13G                 Page 4 of 16 Pages
  -------------------------                              ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1.   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


      Name James F. O'Brien, Jr.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2.                                                             (a) [X]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3.


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4.

      U.S. Citizen
      U.S.A.
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5.
     NUMBER OF
                          0
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6.   475 shares of Series D Convertible Preferred Stock
                          (convertible into 18,545,333 shares of Common Stock)
                          /1// /2// /3//
     OWNED BY             Warrants to purchase shares of Common Stock
                          (exercisable into 1,254,574 shares of Common
                          Stock)/2//
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7.
    REPORTING
                          0
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8.
                          See Row 6 above.
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9.
      See Row 6 above.
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*/3// 10.
                                                                    [X]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11.
      Approximately 9.99% as of December 31, 2000./3// (Based on 178,397,368 shares of Common Stock issued and outstanding as of December 31, 2000, plus the shares of Common Stock issuable upon the conversion of the Series D Convertible Preferred Stock and exercise of the Warrants referred to in Row 6 above.)
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12.
      IN; HC
------------------------------------------------------------------------------

/1//The Series D Convertible Preferred Stock also accrues dividends at a rate of 7.0% per annum, payable semiannually for the first year and quarterly thereafter in cash or Common Stock, at the discretion of the Issuer.

/2//See Footnote 1 in Item 4.

/3//Pursuant to the terms of the Series D Convertible Preferred Stock and the Warrants, the Reporting Person cannot be the "beneficial owner" of more than 9.99% of the Common Stock within the meaning of Rule 13d-1 of the Securities Exchange Act of 1934.

  -------------------------                              ---------------------
   CUSIP No.  297862104               13G                 Page 5 of 16 Pages
  -------------------------                              ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1.   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Name Promethean Investment Group, L.L.C.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2.                                                             (a) [X]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3.


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4.

      New York limited liability company
      U.S.A.
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5.
     NUMBER OF
                          0
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6.   475 shares of Series D Convertible Preferred Stock
                          (convertible into 18,545,333 shares of Common Stock)
                          /1// /2// /3//
     OWNED BY             Warrants to purchase shares of Common Stock
                          (exercisable into 1,254,574 shares of Common
                          Stock)/2//
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7.
    REPORTING
                          0
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8.
                          See Row 6 above.
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9.
      See Row 6 above.
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*/3// 10.
                                                                    [X]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11.
      Approximately 9.99% as of December 31, 2000./3// (Based on 178,397,368 shares of Common Stock issued and outstanding as of December 31, 2000, plus the shares of Common Stock issuable upon the conversion of the Series D Convertible Preferred Stock and exercise of the Warrants referred to in Row 6 above.)
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12.
      OO; HC
------------------------------------------------------------------------------

/1//The Series D Convertible Preferred Stock also accrues dividends at a rate of 7.0% per annum, payable semiannually for the first year and quarterly thereafter in cash or Common Stock, at the discretion of the Issuer.

/2//See Footnote 1 in Item 4.

/3//Pursuant to the terms of the Series D Convertible Preferred Stock and the Warrants, the Reporting Person cannot be the "beneficial owner" of more than 9.99% of the Common Stock within the meaning of Rule 13d-1 of the Securities Exchange Act of 1934.

 ---------------------                                  --------------------
  Cusip No. 297862104                13G                 Page 6 of 16 Pages
 ---------------------                                  --------------------


------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1.   S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


      Name HFTP Managers LLC
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2.                                                             (a) [X]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3.


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4.
      Delaware limited liability company
      U.S.A.
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5.
     NUMBER OF
                          0
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY
                     6.   475 shares of Series D Convertible Preferred Stock
     OWNED BY              (convertible into 18,545,333 shares of Common
                           Stock)/1/ /2/ /3/
       EACH                       -   -   -
                          Warrants to purchase shares of Common Stock (exerci-
    REPORTING              sable into 1,254,574 shares of Common Stock)/2/
                                                                        -
      PERSON       -----------------------------------------------------------
                          SOLE DISPOSITIVE POWER
       WITH          7.

                          0
                   -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
         8.
                          See Row 6 above.
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9.
      See Row 6 above.
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* /3/
                                                                             -
10.
                                                                    [X]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11.
      Approximately 9.99% as of December 31, 2000./3/ (Based on 178,397,368
                                                  -
      shares of Common Stock issued and outstanding as of December 31, 2000, plus the shares of Common Stock issuable upon the conversion of the Series D Convertible Preferred Stock and exercise of the Warrants referred to in Row 6 above.)
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12.
      OO; HC
------------------------------------------------------------------------------


/1/ The Series D Convertible Preferred Stock also accrues dividends at a rate of
 -
7.0% per annum, payable semiannually for the first year and quarterly thereafter in cash or Common Stock, at the discretion of the Issuer.

/2/ See Footnote 1 in Item 4.
 -

/3/ Pursuant to the terms of the Series D Convertible Preferred Stock and the
 -
Warrants, the Reporting Person cannot be the "beneficial owner" of more than 9.99% of the Common Stock within the meaning of Rule 13d-1 of the Securities Exchange Act of 1934.

 ---------------------                                  --------------------
  Cusip No. 297862104                13G                 Page 7 of 16 Pages
 ---------------------                                  --------------------


------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1.   S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


      Name Heracles Fund
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2.                                                             (a) [X]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3.


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4.

      Cayman Islands corporation
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5.
     NUMBER OF
                          0
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY
                     6.   475 shares of Series D Convertible Preferred Stock
     OWNED BY              (convertible into 18,545,333 shares of Common
                           Stock)/1/ /2/ /3/
       EACH                       -   -   -
                          Warrants to purchase shares of Common Stock (exerci-
    REPORTING              sable into 1,254,574 shares of Common Stock)/2/
                                                                        -
      PERSON       -----------------------------------------------------------
                          SOLE DISPOSITIVE POWER
       WITH          7.

                          0
                   -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
                     8.
                          See Row 6 above.
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9.
      See Row 6 above.
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* /3/
10.                                                                          -
                                                                    [X]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11.
      Approximately 9.99% as of December 31, 2000./3/ (Based on 178,397,368 shares of Common Stock issued and outstanding as of December 31, 2000, plus the shares of Common Stock issuable upon the conversion of the Series D Convertible Preferred Stock and exercise of the Warrants referred to in Row 6 above.)
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12.
      CO; HC
------------------------------------------------------------------------------


/1/ The Series D Convertible Preferred Stock also accrues dividends at a rate of
 -
7.0% per annum, payable semiannually for the first year and quarterly thereafter in cash or Common Stock, at the discretion of the Issuer.

/2/ See Footnote 1 in Item 4.
 -

/3/ Pursuant to the terms of the Series D Convertible Preferred Stock and the
 -
Warrants, the Reporting Person cannot be the "beneficial owner" of more than 9.99% of the Common Stock within the meaning of Rule 13d-1 of the Securities Exchange Act of 1934.

 ---------------------                                  --------------------
  Cusip No. 297862104                13G                 Page 8 of 16 Pages
 ---------------------                                  --------------------


------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1.   S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


      Name Promethean Managers LLC
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2.                                                             (a) [X]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3.


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4.
      Delaware limited liability company
      U.S.A.
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5.
     NUMBER OF
                          0
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6.   475 shares of Series D Convertible Preferred Stock
                           (convertible into 18,545,333 shares of Common
     OWNED BY              Stock)/1/ /2/ /3/
                                  -   -   -
       EACH               Warrants to purchase shares of Common Stock (exerci-
                           sable into 1,254,574 shares of Common Stock)/2/
    REPORTING                                                           -
                   -----------------------------------------------------------
      PERSON              SOLE DISPOSITIVE POWER
                     7.
       WITH
                          0
                   -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
                   8.
                          See Row 6 above.
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9.
      See Row 6 above.
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* /3/
10.                                                                          -
                                                                    [X]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11.
      Approximately 9.99% as of December 31, 2000./3/ (Based on 178,397,368
                                                   -
      shares of Common Stock issued and outstanding as of December 31, 2000, plus the shares of Common Stock issuable upon the conversion of the Series D Convertible Preferred Stock and exercise of the Warrants referred to in Row 6 above.)
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12.
      CO; HC
------------------------------------------------------------------------------


/1/ The Series D Convertible Preferred Stock also accrues dividends at a rate of
 -
7.0% per annum, payable semiannually for the first year and quarterly thereafter in cash or Common Stock, at the discretion of the Issuer.

/2/ See Footnote 1 in Item 4.
 -

/3/ Pursuant to the terms of the Series D Convertible Preferred Stock and the
 -
Warrants, the Reporting Person cannot be the "beneficial owner" of more than 9.99% of the Common Stock within the meaning of Rule 13d-1 of the Securities Exchange Act of 1934.

 ---------------------                                  --------------------
  Cusip No. 297862104                13G                 Page 9 of 16 Pages
 ---------------------                                  --------------------


------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1.   S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


      Name Themis Managers LLC
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2.                                                             (a) [X]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3.


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4.
      Delaware limited liability company
      U.S.A.
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5.
     NUMBER OF
                          0
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
    BENEFICIALLY
                     6.   475 shares of Series D Convertible Preferred Stock
      OWNED BY             (convertible into 18,545,333 shares of Common
                           Stock)/1/ /2/ /3/
        EACH                      -   -   -
                          Warrants to purchase shares of Common Stock (exerci-
     REPORTING             sable into 1,254,574 shares of Common Stock)/2/
                                                                        -
       PERSON      -----------------------------------------------------------
                          SOLE DISPOSITIVE POWER
        WITH         7.

                          0
                   -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
                     8.
                          See Row 6 above.
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9.
      See Row 6 above.
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* /3/
10.                                                                          -
                                                                    [X]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11.
      Approximately 9.99% as of December 31, 2000./3/ (Based on 178,397,368
                                                   -
      shares of Common Stock issued and outstanding as of December 31, 2000, plus the shares of Common Stock issuable upon the conversion of the Series D Convertible Preferred Stock and exercise of the Warrants referred to in Row 6 above.)
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12.
      OO; HC
------------------------------------------------------------------------------


/1/ The Series D Convertible Preferred Stock also accrues dividends at a rate of
 -
7.0% per annum, payable semiannually for the first year and quarterly thereafter in cash or Common Stock, at the discretion of the Issuer.

/2/ See Footnote 1 in Item 4.
 -

/3/ Pursuant to the terms of the Series D Convertible Preferred Stock and the
 -
Warrants, the Reporting Person cannot be the "beneficial owner" of more than 9.99% of the Common Stock within the meaning of Rule 13d-1 of the Securities Exchange Act of 1934.

 ---------------------                                  --------------------
  Cusip No. 297862104                13G                 Page 10 of 16 Pages
 ---------------------                                  --------------------


------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1.   S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


      Name Themis Partners L.P.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2.                                                             (a) [X]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3.


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4.
      Delaware limited liability company
      U.S.A.
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5.
     NUMBER OF
                          0
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
  BENEFICIALLY
                     6.   475 shares of Series D Convertible Preferred Stock
    OWNED BY               (convertible into 18,545,333 shares of Common
                           Stock)/1/ /2/ /3/
      EACH                        -   -   -
                          Warrants to purchase shares of Common Stock (exerci-
   REPORTING               sable into 1,254,574 shares of Common Stock)/2/
                                                                        -
     PERSON        -----------------------------------------------------------
                          SOLE DISPOSITIVE POWER
      WITH           7.

                          0
                   -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
                     8.
                          See Row 6 above.
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9.
      See Row 6 above.
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* /3/
10.                                                                          -
                                                                    [X]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11.
      Approximately 9.99% as of December 31, 2000./3/ (Based on 178,397,368
                                                   -
      shares of Common Stock issued and outstanding as of December 31, 2000, plus the shares of Common Stock issuable upon the conversion of the Series D Convertible Preferred Stock and exercise of the Warrants referred to in Row 6 above.)
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12.
      PN; HC
------------------------------------------------------------------------------


/1/ The Series D Convertible Preferred Stock also accrues dividends at a rate of
 -
7.0% per annum, payable semiannually for the first year and quarterly thereafter in cash or Common Stock, at the discretion of the Issuer.

/2/ See Footnote 1 in Item 4.
 -

/3/ Pursuant to the terms of the Series D Convertible Preferred Stock and the
 -
Warrants, the Reporting Person cannot be the "beneficial owner" of more than 9.99% of the Common Stock within the meaning of Rule 13d-1 of the Securities Exchange Act of 1934.

----------------------                             ---------------------
  CUSIP No. 297862104              13G              Page 11 of 16 Pages
----------------------                             ---------------------

Item 1(a)   Name of Issuer:  eTOYS INC.

      1(b)  Address of Issuer's Principal Executive Offices:

                    12200 W. Olympic Boulevard
                    Los Angeles, California 90064

Item 2(a)   Name of Person Filing
Item 2(b)   Address of Principal Business Office
Item 2(c)   Citizenship
                    HFTP Investment L.L.C.
                    750 Lexington Avenue, 22/nd/ Floor
                    New York, New York 10022
                    Delaware limited liability company

                    Promethean Asset Management, L.L.C.
                    750 Lexington Avenue, 22/nd/ Floor
                    New York, New York 10022
                    Delaware limited liability company

                    James F. O'Brien, Jr.
                    750 Lexington Avenue, 22/nd/ Floor
                    New York, New York 10022
                    U.S. Citizen

                    Promethean Investment Group, L.L.C.
                    750 Lexington Avenue, 22/nd/ Floor
                    New York, New York 10022
                    New York limited liability company

                    HFTP Managers LLC
                    750 Lexington Avenue, 22/nd/ Floor
                    New York, New York 10022
                    Delaware limited liability company

                    Heracles Fund
                    c/o Promethean Asset Management, L.L.C.
                    750 Lexington Avenue, 22/nd/ Floor
                    New York, New York 10022
                    Cayman Islands corporation

----------------------                             ---------------------
  CUSIP No. 297862104              13G              Page 12 of 16 Pages
----------------------                             ---------------------

                    Promethean Managers LLC
                    750 Lexington Avenue, 22/nd/ Floor
                    New York, New York 10022
                    Delaware limited liability company

                    Themis Managers LLC
                    750 Lexington Avenue, 22/nd/ Floor
                    New York, New York 10022
                    Delaware limited liability company

                    Themis Partners L.P.
                    750 Lexington Avenue, 22/nd/ Floor
                    New York, New York 10022
                    Delaware limited partnership

       2(d)   Title of Class of Securities:

                    Common Stock, par value $0.0001 per share

       2(e)   CUSIP Number:     297862104.


Item 3 If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or
(c), check whether the person filing is a:


              (a)  [_]   Broker or dealer registered under Section 15 of the
                         Exchange Act;

              (b)  [_]   Bank as defined in Section 3(a)(6) of the Exchange Act;

              (c)  [_]   Insurance company as defined in Section 3(a)(19) of the
                         Exchange Act;

              (d)  [_]   Investment company registered under Section 8 of the
                         Investment Company Act;

              (e)  [_]   An investment adviser in accordance with Rule 13d-
                         1(b)(1)(ii)(E);

              (f)  [_]   An employee benefit plan or endowment fund in
                         accordance with Rule 13d-1(b)(1)(ii)(F);

              (g)  [_]   A parent holding company or control person in
                         accordance with Rule 13d-1(b)(ii)(G);

----------------------                             ---------------------
  CUSIP No. 297862104              13G              Page 13 of 16 Pages
----------------------                             ---------------------

              (h)  [_]   A savings association as defined in Section 3(b) of the
                         Federal Deposit Insurance Act;

              (i)  [_]   A church plan that is excluded from the definition of
                         an investment company under Section 3(c)(14) of the Investment Company Act;

              (j)  [_]   Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

              If this statement is filed pursuant to Rule 13d-1(c), check this box. [X]

Item 4 Ownership:

HFTP INVESTMENT L.L.C.
PROMETHEAN ASSET MANAGEMENT, L.L.C.
JAMES F. O'BRIEN, JR.
PROMETHEAN INVESTMENT GROUP, L.L.C.
HFTP MANAGERS LLC
HERACLES FUND
PROMETHEAN MANAGERS LLC
THEMIS MANAGERS LLC
THEMIS PARTNERS L.P.

       (a)    Amount beneficially owned:

475 shares of Series D Convertible Preferred Stock (convertible into 18,545,333 shares of Common Stock)/1/
                        -

Warrants to purchase shares of Common Stock (exercisable into 1,254,574 shares of Common Stock)/1/
                 -

       (b)    Percent of Class:

Approximately 9.99% as of December 31, 2000./1/ (Based on 178,397,368 shares of
                                             -
Common Stock issued and outstanding as of December 31, 2000, plus the shares of Common Stock issuable upon the conversion of the Series D Convertible Preferred Stock and exercise of the Warrants referred to in item (a) above.)

----------------------                             ---------------------
  CUSIP No. 297862104              13G              Page 14 of 16 Pages
----------------------                             ---------------------

       (c)    Number of shares as to which such person has:

              (i)    sole power to vote or to direct the vote:

                     0

              (ii)   shared power to vote or to direct the vote:

                     See item (a) above.

              (iii)  sole power to dispose or to direct the disposition of:

                     0

              (iv)   shared power to dispose or to direct the disposition of:

                     See item (a) above.


/1/   The securities reported herein include securities that the Reporting
 -
Persons may acquire in the future through (i) the conversion of 475 shares of the Series D Convertible Preferred Stock (the "Preferred Shares"), which may be converted by the Reporting Persons at any time prior to and including June 12, 2003 (subject to extension under certain circumstances) into shares of the Company's Common Stock (the "Common Stock") at the conversion price described below, and (ii) the exercise by the Reporting Persons at anytime prior to and including June 12, 2003 (subject to extension under certain circumstances) of warrants (the "Warrants") to purchase up to 1,254,574 shares of Common Stock. The number of shares of Common Stock into which the Preferred Shares were convertible as of December 31, 2000 is based on a conversion price of $0.17625 as calculated below. The exercise price of the Warrants is $7.17375 (subject to adjustment after one year and to prevent dilution). The Preferred Shares and the Warrants were issued on June 12, 2000.

The Conversion Price for the Preferred Shares (the "Conversion Price") as of any conversion date or other date of determination is equal to the product of (i) the conversion percentage (as discussed below) and (ii) the lowest closing bid price for the Common Stock on its principal market ("Closing Bid Price") during the five (5) consecutive trading days ending on and including the date of determination; provided that in no event shall the Conversion Price exceed $25 (subject to adjustment to prevent dilution). As a result, as the Closing Bid Price of the Common Stock fluctuates, the number of shares of Common Stock which the holders of the Preferred Shares may be deemed to beneficially own may fluctuate without any action taken by the holders of the Preferred Shares. The conversion percentage on the issuance date of the Preferred Shares is equal to 100% and then decreases permanently one percentage point on the first day of every month

----------------------                             ---------------------
  CUSIP No. 297862104              13G              Page 15 of 16 Pages
----------------------                             ---------------------

following June 12, 2000, provided that the conversion percentage will never be less than 85%. As of December 31, 2000, the conversion percentage was 94%.

The Preferred Shares accrue dividends at the rate of 7% per annum from the date of issuance, payable in cash or Common Stock at the option of the Company (with certain exceptions) semi-annually during the first year and quarterly thereafter. If the Company meets the necessary requirements and elects to pay dividends in shares of Common Stock, the conversion price for such dividends would be equal to 95% of the arithmetic average of the closing sale prices of the Common Stock on its principal market during the five (5) consecutive trading days immediately preceding the dividend date. As of the December 31, 2000, the Preferred Shares had accrued dividends of approximately $20,041.

Pursuant to the terms of the Preferred Shares and the Warrants, the Reporting Persons cannot be "beneficial owners" of more than 9.99% of the Common Stock within the meaning of Rule 13d-1 of the Securities Exchange Act of 1934.

Item 5    Ownership of Five Percent or Less of a Class:
                    Not Applicable.

Item 6    Ownership of More than Five Percent on Behalf of Another Person:
                    Not Applicable.

Item 7 Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company:
                    See Item 2 above.

Item 8    Identification and Classification of Members of the Group:
                    Not Applicable.

Item 9    Notice of Dissolution of Group:
                    Not Applicable.

----------------------                             ---------------------
  CUSIP No. 297862104              13G              Page 16 of 16 Pages
----------------------                             ---------------------

Item 10   Certification:

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

     After reasonable inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated this 8th day of February, 2001

 /s/ James F. O'Brien, Jr.                   HERACLES FUND
---------------------------------
James F. O'Brien, Jr.
                                             By: Promethean Investment Group,
                                                 L.L.C.
HFTP INVESTMENT L.L.C.                       Its: Investment Advisor

By: Promethean Asset Management, L.L.C.      By: /s/ James F. O'Brien, Jr.
                                                -------------------------------
Its: Investment Manager                          Name: James F. O'Brien, Jr.
                                                 Title: Managing Member
By: /s/ James F. O'Brien, Jr.
   ------------------------------
     Name: James F. O'Brien, Jr.             PROMETHEAN MANAGERS LLC
     Title: Managing Member
                                             By: /s/ James F. O'Brien, Jr.
                                                -------------------------------
PROMETHEAN ASSET                             Name: James F. O'Brien, Jr.
     MANAGEMENT, L.L.C.                      Title: Managing Member

By: /s/ James F. O'Brien, Jr.
   ------------------------------
     Name: James F. O'Brien, Jr.             THEMIS MANAGERS LLC
     Title: Managing Member                  By: Promethean Managers LLC
                                             Its: Managing Member
PROMETHEAN INVESTMENT
     GROUP, L.L.C.                           By: /s/ James F. O'Brien, Jr.
                                                -------------------------------
                                                  Name: James F. O'Brien, Jr.
By: /s/ James F. O'Brien, Jr.                     Title: Managing Member
   ------------------------------
     Name: James F. O'Brien, Jr.
     Title: Managing Member
                                             THEMIS PARTNERS L.P.
HFTP MANAGERS LLC                            By: Themis Managers LLC
                                             Its: General Partner
By:  Promethean Asset Management, L.L.C.     By: Promethean Managers LLC
Its: Managing Member                         Its: Managing Member

By: /s/ James F. O'Brien, Jr.                By: /s/ James F. O'Brien, Jr.
   ------------------------------               -------------------------------
     Name: James F. O'Brien, Jr.                  Name: James F. O'Brien, Jr.
     Title: Managing Member                       Title: Managing Member